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Tel.: (604) 682-4002
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January 11, 2016	TSX: TMM, NYSE MKT: TGD

NEWS RELEASE

Timmins Gold reports production of 100,322 gold ounces for 2016, surpassing upwardly revised guidance.

Hermosillo, Mexico - Timmins Gold Corp. (TSX:TMM, NYSE MKT:TGD) (“Timmins” or the “Company”) is pleased to report preliminary production results for the Company’s fourth quarter and year ended December 31, 2016. The Company achieved production of 25,287 gold ounces for the quarter and 100,322 gold ounces for the year.

Three Months Ended December 31, 2016:

Category	Q4 2016	Q4 2015	Change (%)
Ore Processed (Dry t)	1,917,965	1,921,060	(0.2)
Average Grade Processed (g/t Au)	0.482	0.458	5.2
Low Grade Stockpiled (t)	-	968	(100)
Average Grade Stockpiled (g/t Au)	-	0.328	(100)
Waste Mined (t)	2,733,669	6,857,052	(60.1)
Total Mined (t)	4,598,076	8,569,919	(46.3)
Strip Ratio	1.47	4.00	(63.3)
Gold Produced (ounce)	25,287	22,943	10.2
Silver Produced (ounce)	12,994	13,158	(1.2)
Gold Sold (ounce)	26,012	22,786	14.2
Silver Sold (ounce)	12,994	13,158	(1.2)
Days	92	92	-
Average Ore Processed (t/d)	20,847	20,881	(0.2)
Average Total Mined (t/d)	49,979	93,151	(46.3)
Realized Gold Price ($/ounce)	1,223	1,111	10.1

Year Ended December 31, 2016:

Category	Fiscal 2016	Fiscal 2015	Change (%)
Ore Processed (Dry t)	7,652,642	8,448,731	(9.4)
Average Grade Processed (g/t Au)	0.579	0.508	14.0
Low Grade Stockpiled (t)	3,966	176,650	(97.8)
Average Grade Stockpiled (g/t Au)	0.244	0.278	(12.2)
Waste Mined (t)	14,896,386	27,007,221	(44.8)
Total Mined (t)	22,353,870	34,887,513	(35.9)
Strip Ratio	2.00	3.43	(41.7)
Gold Produced (ounce)	100,322	93,353	7.5
Silver Produced (ounce)	56,326	52,047	8.2
Gold Sold (ounce)	100,480	93,196	7.8
Silver Sold (ounce)	56,417	52,047	8.4
Days	366	365	0.3
Average Ore Processed (t/d)	20,909	23,147	(9.7)
Average Total Mined (t/d)	61,076	95,582	(36.1)
Realized Gold Price ($/ounce)	1,237	1,172	5.5

“We are very pleased with our operating performance in the fourth quarter and for the year 2016,” stated Arturo Bonillas, President of the Company. “Gold ounces produced in the fourth quarter were 25,287, bringing the total to over 100,000 ounces for the year and putting us through the upper end of our guidance which had been revised higher during the year. We would like to acknowledge our dedicated team at the San Francisco Mine for their commitment and efforts during what began as a challenging year.”

San Francisco

Mining operations at the San Francisco Mine continues to proceed as per the Company’s mine plan. Guidance for 2017 is between 70,000 and 75,000 gold ounces at cash costs of US$900 to US$950 per gold ounce (which includes all waste strip costs). The production profile for the year will be affected by an increase in waste stripping required mid-year. We expect first quarter production of approximately 20,000 ounces, trending to approximately 15,000 ounces in the third quarter then returning to the 20,000 ounce range for the fourth quarter.

As stated in the recently updated San Francisco technical report, mining operations at San Francisco are expected to continue to 2023 producing 450,000 to 500,000 ounces of gold at cash costs of US$900 to US$950 per ounce (inclusive of 2016).

Ana Paula

Pre-construction activities at Ana Paula are proceeding according to plan. The feasibility study testwork is advancing as planned and the 20,000-meter drill program (infill, geotechnical and condemnation) is nearing completion. The Company anticipates completing the feasibility study by mid-2017, with construction permits received by the end of the year.

Additionally and pursuant to the Company’s short form prospectus dated November 28, 2016, 36,400,000 units were issued at a price of C$ 0.55 per unit. Total net proceeds to the company amounted to $13.8 million.

About Timmins Gold

Timmins Gold is a Canadian gold mining company engaged in exploration, development and production exclusively in Mexico. Its principal assets include the producing San Francisco mine in Sonora, Mexico and the development stage Ana Paula project in Guerrero, Mexico. The Company also has a portfolio of other exploration properties, all of which are located in Mexico.

Contacts:

Timmins Gold Corp.
Mark Backens
Interim CEO and Director
604-682-4002
mark.backens@timminsgold.com
www.timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events including projected production (and estimated cash costs). Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, future trends, plans, strategies, objectives and expectations, and to production, possible capital savings and estimates of capital, events or future operations.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, the Company does not intend to update any forward-looking statements to conform these statements to actual results.